

2018 Annual Report

American Century Investment Services, Inc.

SEC I.D. No. 8-35220
Statement of Financial Condition
as of December 31, 2018,
and Independent Registered Public Accounting Firm Report
Filed pursuant to Rule 17a-5 (e)(3) as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response . . 12.00

SEC FILE NUMBER
8-35220

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Investment Services, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Main Street
(No. and Street)

Kansas City   Missouri   64111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Redline   (816) 340-4670
                                          (Area Code — Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1100 Walnut Street, Suite 1300   Kansas City   Missouri   64106
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

American Century Investment Services, Inc.

Table of contents



Affirmation

I, Cheryl Redline, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to American Century Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2-21-19

Date

Financial Operations Principal

Title

Kara R. Mohn

Notary Public

KARA R. MOHN
Notary Public - Notary Seal
State of Missouri
Commissioned for Cass County
My Commission Expires: June 27, 2020
Commission Number: 12361458



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of American Century Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of American Century Investment Services, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2019

We have served as the Company's auditor since 2008.

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us

American Century Investment Services, Inc.

Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$70,295,541
Prepaid expenses	3,780,673
Deferred income taxes, net	1,063,118
Deferred sales commission	740,331
Affiliate receivable	688,912
Accounts receivable	100,356
Deposit with clearing broker	100,000
Property and equipment, net	44,512
Total assets	**$76,813,443**

Liabilities and stockholder's equity

Liabilities	
Accrued salaries and benefits	$32,722,484
Accrued underwriting and distribution fees	10,209,835
Accounts payable and accrued expenses	1,419,966
Affiliate income taxes payable	1,026,222
Income taxes payable, net	428,133
Total liabilities	45,806,640
Stockholder's equity	
Common stock, $1 par value — 30,000 shares authorized, 11,900 shares issued and outstanding	11,900
Additional paid-in capital	30,584,884
Retained earnings	410,019
Total stockholder's equity	31,006,803
Total liabilities and stockholder's equity	**$76,813,443**

See notes to financial statements.

American Century Investment Services, Inc.

Notes to financial statements
Year ended December 31, 2018

1. Nature of operations and summary of significant accounting policies

Nature of operations — American Century Investment Services, Inc. ("ACIS" or the "Company") is a registered broker-dealer that primarily markets and distributes shares of the American Century Investments family of mutual funds ("ACI Funds") that are managed by American Century Investment Management, Inc. ("ACIM"). Both ACIS and ACIM are wholly-owned subsidiaries of American Century Companies, Inc. ("ACC").

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company markets and distributes shares of the ACI Funds and units in a qualified tuition program under section 529 of the Internal Revenue Code. The Company also introduces its retail customers to another broker-dealer who carries such accounts on a fully disclosed basis. With respect to these activities, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through a "Special Account for the Exclusive Benefit of Customers of ACIS." Accordingly, the Company claims exemption under Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker is required to perform a computation for proprietary accounts of introducing broker assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Use of estimates — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which requires the use of estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents — Cash equivalents are highly liquid investments with original maturities of three months or less and consisted of an investment in an affiliated money market mutual fund of $70,295,541 as of December 31, 2018.

Deferred sales commissions — Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over a specified period, which is typically one year. Amortization of the assets is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments ("CDSC"). CDSC's collected by the Company from redeeming shareholders are recorded as income when earned with a corresponding reduction to the deferred sales commission assets.

Management reviews the carrying amount of the deferred sales commission assets for impairment whenever events or changes in circumstances indicate that the assets may not be recoverable over their remaining useful lives. Such an impairment test would consider, among other things, the depreciation of the underlying mutual fund assets related to the deferred sales commission assets as well as the duration and severity of the depreciation. No impairment tests were performed and no impairment charges were recorded during the year ended December 31, 2018.

Prepaid expenses — Items such as licensing and registration fees are paid in advance and expensed over a specified period, which is typically one year.

Property and equipment — Property and equipment, including information systems equipment and software, are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years.

Management, using its best estimates based on reasonable and supportable assumptions and projections, reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value might not be recoverable. No such impairment charge was recorded for long-lived assets during 2018.

Affiliate receivable — The affiliate receivable generally represents amounts owed by ACIM to the Company for distribution services performed.

Revenue Recognition — The Company primarily earns revenue from selling and marketing the services of ACIM and the shares of the ACI funds. The Company adopted ASU 2014-09, Revenue from contracts with customers (Topic 606), as of January 1, 2018, using the modified retrospective method. *See Note 8 - Revenue from contracts with customers*.

Affiliate service fees — The Company recognizes expenses charged by ACC and affiliates for services provided to, and assets used by, the Company. These expenses include fees paid for strategic management services, administrative service fees paid for information technology, human resources, office space, and corporate overhead services, and licensing fees paid for the use of trademarks and trade names used in the business of marketing and selling shares of the ACI Funds.

Income taxes — The Company is included in the consolidated tax returns of ACC and, in accordance with the provisions of a tax sharing agreement, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution on a standalone basis to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. In 2018, the Company paid $4,419,008 to settle the income tax liability incurred under this agreement.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2018.

Commitments and contingencies — In the ordinary course of business, the Company is periodically involved in litigation and other claims. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial statements.

Subsequent events — In accordance with Financial Accounting Standards Board Accounting Standards Codification 855, Subsequent Events, management performed an evaluation of subsequent events through February 21, 2019, the date on which these financial statements were issued. There were no material events that required disclosure in the Company's financial statements.

New accounting pronouncements — There are no accounting standards recently issued but not yet adopted that affect the Company.

2. Property and equipment

Property and equipment balance as of December 31, 2018, includes:

	2018
Information systems equipment and software	$1,143,632
Less accumulated depreciation	(1,099,120)
Property and equipment, net	$44,512

3. Retirement plan

Substantially all employees are covered under the American Century Retirement Plan. As of December 31, 2018, accrued plan related expenses were $2,609,005 and are included in accrued salaries and benefits in the Statement of Financial Condition.

4. Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $23,244,233 which was $20,189,388 in excess of its required net capital of $3,054,845 and a ratio of aggregate indebtedness to net capital was 1.97 to 1.00 as of December 31, 2018.

5. Guarantees

The Company indemnified its clearing broker discussed in *Note 1 - Nature of Operations* for customers unable to satisfy the terms of their contracts. As of December 31, 2018, the probability was remote that the Company would incur material losses under this agreement, and no liability was recorded in the Statement of Financial Condition.

6. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value of a financial instrument should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's credit risk.

Valuation inputs used in fair value calculations are classified into a hierarchy. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets accessible by the Company at the measurement date.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and inputs other than quoted prices for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash equivalents traded in active markets, for which the fair value is based on quoted market prices for money market funds. Accordingly, these are classified as Level 1, and the fair value at December 31, 2018, approximates carrying value, as reflected in the Statement of Financial Condition.

7. Income taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

Deferred tax assets (liabilities) as of December 31, 2018, were as follows:

Share-based compensation	$924,322
Accrued vacation	326,251
Accrued compensation and benefits	258,832
Accrued sabbatical	224,489
Unrecognized tax benefits	94,285
Depreciation	28,578
Total deferred tax assets	1,856,757
Prepaid expenses	$(338,031)
Revenue from contracts with customers	(281,407)
Deferred sales commissions	(174,201)
Total deferred tax liabilities	(793,639)
Deferred income taxes, net	$1,063,118

The Company had total gross unrecognized tax benefits of $397,686 as of December 31, 2018, which are included in income taxes payable in the Statement of Financial Condition.

Gross accrued interest and penalties were $46,460 as of December 31, 2018, and are included in income taxes payable in the Statement of Financial Condition.

The Company files various tax returns with federal, state, and local taxing authorities that are subject to audit. Tax years 2015 through 2018 remain open to examination for U.S. federal income. Tax years 2014 through 2018 generally remain open to examination by significant state and local tax jurisdictions. During the next twelve months, it is reasonably possible that the expiration of the statute of limitations for certain jurisdictions could reduce unrecognized tax benefits by up to $69,503. While this amount may change, the Company does not expect that any such change will result in a material impact on the results of operations or the financial position of the Company.

8. Revenue from contracts with customers

The Company adopted ASU 2014-09, Revenue from contracts with customers (Topic 606), as of January 1, 2018, using the modified retrospective transition method. The new guidance provides a single, comprehensive revenue recognition model for contracts with customers and improves comparability of revenues between reporting entities. The guidance provides a five-step model to determine the amount and timing of recognition of revenues that reflects the consideration to which the Company is entitled for the transfer of services to customers. The guidance also impacts the accounting for costs incurred to obtain or fulfill contracts with customers.

The adoption of ASU-2014-09 did not result in any significant changes from the Company's previous revenue recognition practices but did change the timing of recognition of expenses for certain sales commissions that are considered incremental costs of obtaining contracts. Costs to obtain a contract are capitalized and amortized over the period the costs are expected to be recovered. A cumulative adjustment was recognized on January 1, 2018, for the effect of initially applying the updated guidance for certain sales commissions.

The impact of the cumulative adjustment on the Statement of Financial Condition was as follows:

	Balance as of 12/31/2017	Capitalized sales commissions	Balance as of 01/01/2018
Assets			
Prepaid expenses.............................	$2,295,745	$1,968,427	$4,264,172
Deferred income taxes, net.....................	878,894	(366,661)	512,233
Liabilities			
Accrued salaries and benefits..................	28,677,221	407,072	29,084,293
Stockholder's equity			
Accumulated deficit...........................	$(10,375,484)	$1,194,694	$(9,180,790)

The Company primarily earns revenue from selling and marketing the services of ACIM and the shares of the ACI Funds. Revenue is earned based on a predetermined percentage of costs incurred or based on assets under management. Assets under management is determined by the Company using observable market data from fund accounting agents, brokers, custodians, or independent pricing services.

Distribution and marketing services
The Company earns revenues from ACIM by marketing and selling ACIM's institutional management services and investment products managed by ACIM. These revenues are earned over time as services are provided and equal to 106% of actual costs incurred by ACIS. The Company recognizes revenue on a monthly basis.

Underwriting and distribution
The Company has agreements with and receives compensation from the ACI Funds for marketing and selling shares to investors. The Company's performance obligation under these agreements is the sale of securities to investors and is fulfilled on the trade date. Distribution fees earned may be paid to ACIM up front, over time, upon redemption of fund shares by a shareholder, or a combination thereof. Fixed amounts earned, which are typically a predetermined percentage of investor purchases, are recognized as revenues on the settlement date. Variable fees earned are the product of predetermined percentages and the market value of investor's shares at some future point in time, some of which are also impacted by the length of time shares are held by an investor. As variable fees are susceptible to factors beyond the Company's influence, such fees are recognized as revenues when it is probable that a significant revenue reversal will not occur, which is generally on a monthly basis when the value of fund shares and investor activities become known. Distribution fees recognized in the current year are primarily related to performance obligations satisfied in prior years.

Commissions and Service fees

Service fees includes amounts earned purchasing and selling securities on behalf of brokerage customers and providing shareholder services, such as record-keeping and account maintenance activities. Brokerage commissions are recognized as revenues on the settlement date, the date the Company's performance obligation is satisfied for each transaction. Shareholder services are a separate performance obligation provided to customers on a daily basis. Certain shareholder service fees are generally recognized over time as the services are provided by the Company and received by clients.

Costs to obtain a contract

Under the updated revenue recognition guidance, costs to obtain a contract should be capitalized if the costs are incremental and would not have been incurred if the contract had not been obtained. Sales commissions paid to employees related to obtaining new investment management agreements with separate account clients are considered incremental, as the commissions relate to obtaining a specific contract, are calculated based on specified rates, and will be recovered by management fees earned from the new agreement. Capitalized sales commissions are amortized to expense over five years, which approximates the period over which the Company will transfer investment management services under the new agreements. Such commissions were expensed as incurred under previous accounting practices. The Company had assets from costs to obtain contracts of $1,968,427 and $1,572,975 at January 1, 2018, and December 31, 2018, respectively, and are included in prepaid expenses in the Statement of Financial Condition.

The impact of the updated revenue recognition guidance on the Statement of Financial Condition for the year ending December 31, 2018, was as follows:

	Balances excluding new guidance 12/31/2018	Capitalized sales commissions	As reported with new guidance 12/31/2018
Assets			
Prepaid expenses....................	$2,207,698	$1,572,975	$3,780,673
Deferred income taxes, net..........	1,429,779	(366,661)	1,063,118
Liabilities			
Accrued salaries and benefits.......	32,247,195	475,289	32,722,484
Stockholder's equity			
Retained earnings	$(321,006)	$731,025	$410,019

The following table represents the receivable, asset, and liability balances at December 31, 2018, related to contracts with customers.

	Statement of Financial Condition location	Receivable	Contract assets	Contract liabilities
Distribution and marketing services	Affiliate receivable	$688,912	$ —	$ —
Commissions	Accounts receivable	10,500	—	—
Service fees	Accounts receivable	12,601	—	—
Capitalized sales commissions	Prepaid expenses	—	1,572,975	—
Capitalized sales commissions	Accrued salaries and benefits	—	—	475,289
Deferred sales commissions	Deferred sales commissions	—	740,331	—
		$712,013	$2,313,306	$475,289



Notes





Notes







American Century Investments®

American Century Investment Services, Inc., Distributor

CC-BKT-94943 1902